Exhibit 99.1

Innate Pharma Highlights Proprietary Tetra-specific ANKET® NK Cell Engager IPH6501 at the EHA 2023 Congress

  IPH6501 is a first-in-class tetra-specific antibody-based natural killer cell engager therapeutic, based on ANKET® platform, targeting CD20 developed for the treatment of B-cell non-Hodgkin's lymphomas
  IPH6501 is progressing towards a Phase 1 clinical trial in 2023

MARSEILLE, France--(BUSINESS WIRE)--June 10, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that updated preclinical data on its IPH6501 tetra-specific ANKET® (Antibody-based Natural Killer cell Engager Therapeutics) are presented at the European Hematology Association (EHA) 2023 congress. IPH6501 is a first-in-class CD20-targeting tetra-specific ANKET® that co-engages two activating receptors (NKp46 and CD16), the interleukin-2 receptor (without involvement of the IL-2Rα subunit) with a human IL-2 variant and CD20 target antigen on malignant B cells.

In preclinical settings, IPH6501 was shown to induce NK cell proliferation and to trigger high NK cell cytoxicity against CD20+ target cells in in vitro assays, in ex vivo assays with relapse/refractory (R/R) B-NHL patient samples who received at least one prior treatment, as well as in in vivo studies in non-human primates. A surrogate of IPH6501 mediated a potent anti-tumor activity in vivo in CD20+ tumor models in mice. In addition, in ex vivo assays with R/R B-NHL patient samples, IPH6501 was shown to be more efficient than a T cell engager targeting CD20.

Pr. Eric Vivier, PhD, DVM, Chief Scientific Officer at Innate Pharma “As the lead in this new class of tetra-specific NK-cell engager, IPH6501 represents an innovative option for the treatment of R/R B-cell non-Hodgkin’s lymphomas after multiple lines of treatment, who are still in need of therapies. By providing proliferation and activation signals targeted to NK cells, the tetra-specific NK Cell Engager based on our ANKET® platform leverages the advantages of harnessing NK cell effector functions against cancer cells. With a low systemic cytokine release profile, IPH6501 represents a promising alternative strategy to T cell therapies. IPH6501 continues to progress towards a Phase 1 clinical trial and we look forward to share further updates on other ANKET® assets as they enter clinic.”

About ANKET®

ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. This fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

Innate’s latest innovation, the tetra-specific ANKET®, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and the interleukin-2 receptor (via an non-alpha IL-2 variant, IL-2v) via a single molecule. By providing proliferation and activation signals targeted to NK cells, tetra-specific ANKET® leverages the advantages of harnessing NK cell effector functions against cancer cells.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu